EXHIBIT 21.1
DIRECT AND INDIRECT SUBSIDIARIES OF OCWEN FINANCIAL CORPORATION
The following is a list of subsidiaries of the registrant as of December 31, 2020, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Organization
PHH Mortgage Corporation (1)	New Jersey
PHH Corporation (1)	Maryland
Ocwen Financial Solutions Private Limited (1)	India
Ocwen Advance Facility Transferor, LLC (2)	Delaware
Ocwen Master Advance Receivables Trust (2)	Delaware
CR Limited (1)	Vermont
MSR Asset Vehicle LLC (1)	California
Ocwen Business Solutions, Inc. (1)	Philippines
Ocwen USVI Services, LLC (1)	U.S. Virgin Islands
(1)Operating company
(2)Special purpose entity